Exhibit 99.2

Cable and Wireless plc
Third Quarter 2003/04 Trading Statement

Significant progress made on US exit
In aggregate third quarter trading in line with management expectations
Strong net cash balance continues to underpin Cable & Wireless’ balance sheet

Cable and Wireless plc today (29 January 2004) issued its third quarter trading statement, for the three months to 31 December 2003, with revenue from continuing businesses of £854 million and a net cash balance of £1,601 million.

Francesco Caio, Chief Executive of Cable and Wireless plc, said: “When we announced our strategy last June we said we would need around three years to fundamentally change the business and I am not dissatisfied with the progress made in the first nine months. In the third quarter, Group trading for the continuing businesses was in aggregate in line with our expectations. Whilst revenue from continuing businesses showed a decline of three percent against the prior quarter, it was broadly flat when adjusted for currency fluctuations.

“Cash remains a key area of focus for the Group; we continue to apply tight controls across our businesses, and this is reflected in the quarter end Group net cash position of £1.6 billion. Underlying net cash inflow from continuing businesses was £86 million in the quarter, driven by continued focus on working capital and capital expenditure. Net cashflow is however expected to continue to fluctuate going forward.

“Since announcing our interim results in November 2003 we have confirmed our exit plan from the US domestic businesses with estimated cash costs to Cable and Wireless plc not expected to exceed £300 million. Our exit from the US domestic business results in it no longer being consolidated in the Group accounts from 8 December 2003.

“The Court has now approved the sale of substantially all of the assets of the US businesses to SAVVIS Communications Corporation. The implementation of the US exit strategy underlines Cable & Wireless’ financial stability.

“This allows the management team to focus more intensively on the areas previously identified, namely the three year programme to transform the UK business and our National Telcos.

“Some of the National Telcos are experiencing increasing competitive pressure, particularly regarding mobile activities in the Caribbean. This requires increased emphasis on our business improvement plan in the Caribbean, which will include progressing the GSM rollout, strengthening of the management team and further rationalisation of operations. The financial impact of competition on the Caribbean performance has been compounded by recent weakness in currencies pegged to the US dollar and, particularly, the Jamaica dollar.

“The expansion of our mobile services in the Caribbean has continued with the launch of GSM services in St Lucia and Grenada. The four largest Cable & Wireless businesses in the Caribbean – Jamaica, Barbados, Cayman and St Lucia – now offer GSM services, and the rollout of these services will require further investment.”

Revenue

In the three months ended 31 December 2003, Cable & Wireless achieved revenue from continuing businesses of £854 million, a decline of three percent at actual rates and one percent at constant currency when compared to the second quarter (Q2 2003/04: £879 million).

When compared to the third quarter of the previous year, revenue from continuing businesses showed a decline of five percent at actual rates and two percent at constant currency (Q3 2002/03: £897 million).

The adverse currency impact on reported revenue was attributable to the continued decline in currencies pegged to the US dollar, which depreciated four percent against sterling during the quarter, and in the Jamaica dollar, which depreciated six percent against sterling during the quarter.

In the UK business, third quarter revenue was flat compared with the prior quarter, and the equivalent period in the previous year, supported by short-term wholesale contracts.

Liberalisation has meant that an increasing percentage of revenue is open to competition and the Caribbean business continued to experience aggressive competition from new entrants. At constant currency, Caribbean revenue increased marginally against both the prior quarter and the equivalent period in the previous year. However, at reported rates Caribbean third quarter revenue showed declines of one percent and eleven percent against the previous quarter and the equivalent period in the previous year respectively.

Revenue from continuing businesses for the nine months ended 31 December 2003 was £2,617 million, a decline of eight percent at actual rates and five percent at constant currency over the prior year (First nine months 2002/03: £2,846 million), in part due to the disposal of the European domestic businesses and the loss of retail business in Japan and Asia.

Net Cash

Cable & Wireless’ net cash balance at 31 December 2003 was £1,601 million, reflecting continued focus on working capital and capital expenditure. Gross cash was £2,547 million (including £12 million of treasury instruments) and gross debt was £946 million (30 September 2003: £1,623 million, £2,891 million and £1,268 million respectively), of which long term debt was £888 million.

On 16 December 2003 the outstanding balance of Cable and Wireless plc bonds totalling £239 million (denominated in US$) was repaid in line with redemption terms.

In the third quarter cash capital expenditure was £94 million (Q3 2002/03: £132 million, Q2 2003/04: £72 million). Cash capital expenditure in the nine months ended 31 December 2003 totalled £266 million (First nine months Q3 2002/03: £582 million).

Exceptional cash costs incurred in the third quarter were £116 million of which £65 million were associated with the US exit (Total estimated US exit cash costs not exceeding £300 million were identified on 8 December 2003).

Other Developments

On 23 January 2004 Cable & Wireless America (“CWA”) announced that it had accepted a bid submitted by SAVVIS Communications Corporation (“SCC”) in a court supervised auction process. Under the terms of the accepted bid, SCC will acquire substantially all of the assets of the US businesses for a sum of $155 million in cash and approximately $12.4 million of assumed liabilities. It is expected that the sale transaction will close in the fourth quarter of the financial year to 31 March 2004.

In the UK, headcount was reduced from 5,047 at 30 September 2003 to 4,516 at 31 December 2003, as the restructuring plan continued to be implemented. In addition, the headquarters of the UK business has been relocated from London to Bracknell.

The licence held by TeleYemen, Cable & Wireless’ subsidiary in Yemen, expired on 31 December 2003 and Cable & Wireless’ equity stake of 51% in TeleYemen was sold to the Government of Yemen. In accordance with the terms of the shareholders agreement, the proceeds will be determined by an independent valuation of the net assets of the company and are likely to be settled prior to 31 March 2004. TeleYemen revenue totalled £46 million in the nine months to 31 December 2003.

Notes to the Quarterly Trading Statement:

Revenue from continuing businesses excludes the US businesses. Total Group revenue of £917 million includes the US businesses revenue to 8 December 2003, at which point they were deconsolidated from the Group accounts.

Net cash includes cash balances in respect of all consolidated businesses. Since the US businesses were deconsolidated with effect from 8 December 2003, cash balances held by those subsidiaries are excluded.

Future funding by Cable and Wireless plc (which together with the costs incurred since 1 October 2003 is not expected to exceed £300 million) in respect of the exit of the US domestic business will be paid from the Group’s net cash balance of £1,601 million.

£million (unaudited and at reported rates)	Q3 2003/4	Q2 2003/4	Q3 2002/03	Dec YTD 2003/04	Dec YTD 2002/03

Revenue
UK	413	417	412	1,238	1,272
Caribbean	159	161	178	487	569
Other	288	310	315	914	1,026
Inter-group eliminations	(6)	(9)	(8)	(22)	(21)

Total continuing businesses (excl US)	854	879	897	2,617	2,846

Total Revenue	917	965	1,048	2,856	3,406

Cash
Gross Cash	2,547	2,891
Gross Debt	(946)	(1,268)

Net Cash	1,601	1,623

Cable & Wireless will announce its results for the year ended 31 March 2004 on 2 June 2004.

Contacts:

Investor Relations

Louise Breen +44 20 7315 4460
Virginia Porter +1 646 236 1758
Caroline Stewart +44 20 7315 6225

Media
Lesley Smith +44 20 7315 4410
Peter Eustace +44 20 7315 4495

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on the first page of the company's Form 20F 2003.